Exhibit 99.2

BCE (1)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q2 2016	Q2 2015	$ change	% change		YTD 2016	YTD 2015	$ change	% change
Operating revenues	5,340	5,326	14	0.3%		10,610	10,566	44	0.4%
Operating costs (A)	(3,016)	(3,061)	45	1.5%		(6,075)	(6,131)	56	0.9%
Post-employment benefit plans service cost	(56)	(68)	12	17.6%		(104)	(144)	40	27.8%
Adjusted EBITDA (2)	2,268	2,197	71	3.2%		4,431	4,291	140	3.3%
Adjusted EBITDA margin (2)	42.5%	41.3%		1.2	pts	41.8%	40.6%		1.2	pts
Severance, acquisition and other costs	(57)	(24)	(33)	n.m.		(99)	(248)	149	60.1%
Depreciation	(713)	(720)	7	1.0%		(1,452)	(1,432)	(20)	(1.4%)
Amortization	(156)	(134)	(22)	(16.4%)		(305)	(261)	(44)	(16.9%)
Finance costs
Interest expense	(217)	(230)	13	5.7%		(436)	(456)	20	4.4%
Interest on post-employment benefit obligations	(21)	(28)	7	25.0%		(41)	(55)	14	25.5%
Other income	41	43	(2)	(4.7%)		64	23	41	n.m.
Income taxes	(315)	(290)	(25)	(8.6%)		(574)	(465)	(109)	(23.4%)
Net earnings	830	814	16	2.0%		1,588	1,397	191	13.7%
Net earnings attributable to:
Common shareholders	778	759	19	2.5%		1,485	1,291	194	15.0%
Preferred shareholders	35	39	(4)	(10.3%)		72	77	(5)	(6.5%)
Non-controlling interest	17	16	1	6.3%		31	29	2	6.9%
Net earnings	830	814	16	2.0%		1,588	1,397	191	13.7%
Net earnings per common share - basic	$0.89	$0.90	$(0.01)	(1.1%)		$1.71	$1.53	$0.18	11.8%
Net earnings per common share - diluted	$0.89	$0.90	$(0.01)	(1.1%)		$1.71	$1.53	$0.18	11.8%
Dividends per common share	$0.6825	$0.6500	$0.0325	5.0%		$1.3650	$1.3000	$0.0650	5.0%
Average number of common shares outstanding - basic (millions)	869.1	844.9				868.1	843.0
Average number of common shares outstanding - diluted (millions)	870.3	846.2				869.2	844.4
Number of common shares outstanding (millions)	869.5	848.6				869.5	848.6
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	778	759	19	2.5%		1,485	1,291	194	15.0%
Severance, acquisition and other costs	44	16	28	n.m.		75	180	(105)	(58.3%)
Net losses (gains) on investments	2	(40)	42	n.m.		(10)	(38)	28	73.7%
Early debt redemption costs	-	-	-	-		8	7	1	14.3%
Adjusted net earnings (2)	824	735	89	12.1%		1,558	1,440	118	8.2%
Impact on net earnings per share	$0.05	$(0.03)	$0.08	n.m.		$0.08	$0.18	$(0.10)	(55.5%)
Adjusted EPS (2)	$0.94	$0.87	$0.07	8.0%		$1.79	$1.71	$0.08	4.7%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Second Quarter 2016 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2016	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Operating revenues	10,610	5,340	5,270	21,514	5,603	5,345	5,326	5,240
Operating costs (A)	(6,075)	(3,016)	(3,059)	(12,682)	(3,462)	(3,089)	(3,061)	(3,070)
Post-employment benefit plans service cost	(104)	(56)	(48)	(281)	(68)	(69)	(68)	(76)
Adjusted EBITDA	4,431	2,268	2,163	8,551	2,073	2,187	2,197	2,094
Adjusted EBITDA margin	41.8%	42.5%	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%
Severance, acquisition and other costs	(99)	(57)	(42)	(446)	(152)	(46)	(24)	(224)
Depreciation	(1,452)	(713)	(739)	(2,890)	(731)	(727)	(720)	(712)
Amortization	(305)	(156)	(149)	(530)	(136)	(133)	(134)	(127)
Finance costs
Interest expense	(436)	(217)	(219)	(909)	(226)	(227)	(230)	(226)
Interest on post-employment benefit obligations	(41)	(21)	(20)	(110)	(28)	(27)	(28)	(27)
Other income (expense)	64	41	23	(12)	(70)	35	43	(20)
Income taxes	(574)	(315)	(259)	(924)	(188)	(271)	(290)	(175)
Net earnings	1,588	830	758	2,730	542	791	814	583
Net earnings attributable to:
Common shareholders	1,485	778	707	2,526	496	739	759	532
Preferred shareholders	72	35	37	152	37	38	39	38
Non-controlling interest	31	17	14	52	9	14	16	13
Net earnings	1,588	830	758	2,730	542	791	814	583
Net earnings per common share - basic	$1.71	$0.89	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Net earnings per common share - diluted	$1.71	$0.89	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Dividends per common share	$1.3650	$0.6825	$0.6825	$2.6000	$0.6500	$0.6500	$0.6500	$0.6500
Average number of common shares outstanding - basic (millions)	868.1	869.1	867.1	847.1	853.5	848.9	844.9	841.0
Average number of common shares outstanding - diluted (millions)	869.2	870.3	868.1	848.3	854.9	850.1	846.2	842.6
Number of common shares outstanding (millions)	869.5	869.5	868.6	865.6	865.6	849.4	848.6	841.9
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	1,485	778	707	2,526	496	739	759	532
Severance, acquisition and other costs	75	44	31	327	112	35	16	164
Net (gains) losses on investments	(10)	2	(12)	(21)	1	16	(40)	2
Early debt redemption costs	8	-	8	13	6	-	-	7
Adjusted net earnings	1,558	824	734	2,845	615	790	735	705
Impact on net earnings per share	$0.08	$0.05	$0.03	$0.38	$0.14	$0.06	$(0.03)	$0.21
Adjusted EPS	$1.79	$0.94	$0.85	$3.36	$0.72	$0.93	$0.87	$0.84

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2016 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2016	Q2 2015	$ change	% change		YTD 2016	YTD 2015	$ change	% change

Revenues
Bell Wireless	1,735	1,697	38	2.2%		3,428	3,334	94	2.8%
Bell Wireline	2,979	3,042	(63)	(2.1%)		5,962	6,069	(107)	(1.8%)
Bell Media	779	740	39	5.3%		1,520	1,466	54	3.7%
Inter-segment eliminations	(153)	(153)	-	-		(300)	(303)	3	1.0%
Total	5,340	5,326	14	0.3%		10,610	10,566	44	0.4%

Operating costs
Bell Wireless	(963)	(980)	17	1.7%		(1,895)	(1,905)	10	0.5%
Bell Wireline	(1,706)	(1,777)	71	4.0%		(3,432)	(3,563)	131	3.7%
Bell Media	(556)	(525)	(31)	(5.9%)		(1,152)	(1,110)	(42)	(3.8%)
Inter-segment eliminations	153	153	-	-		300	303	(3)	(1.0%)
Total	(3,072)	(3,129)	57	1.8%		(6,179)	(6,275)	96	1.5%

Adjusted EBITDA
Bell Wireless	772	717	55	7.7%		1,533	1,429	104	7.3%
Margin	44.5%	42.3%		2.2	pts	44.7%	42.9%		1.8	pts
Bell Wireline	1,273	1,265	8	0.6%		2,530	2,506	24	1.0%
Margin	42.7%	41.6%		1.1	pts	42.4%	41.3%		1.1	pts
Bell Media	223	215	8	3.7%		368	356	12	3.4%
Margin	28.6%	29.1%		(0.5	) pts	24.2%	24.3%		(0.1	) pts
Total	2,268	2,197	71	3.2%		4,431	4,291	140	3.3%
Margin	42.5%	41.3%		1.2	pts	41.8%	40.6%		1.2	pts

Capital expenditures
Bell Wireless	183	188	5	2.7%		345	339	(6)	(1.8%)
Capital intensity (3)	10.5%	11.1%		0.6	pts	10.1%	10.2%		0.1	pts
Bell Wireline	733	696	(37)	(5.3%)		1,402	1,352	(50)	(3.7%)
Capital intensity	24.6%	22.9%		(1.7	) pts	23.5%	22.3%		(1.2	) pts
Bell Media	34	30	(4)	(13.3%)		55	50	(5)	(10.0%)
Capital intensity	4.4%	4.1%		(0.3	) pts	3.6%	3.4%		(0.2	) pts
Total	950	914	(36)	(3.9%)		1,802	1,741	(61)	(3.5%)
Capital intensity	17.8%	17.2%		(0.6	) pts	17.0%	16.5%		(0.5	) pts

BCE Supplementary Financial Information - Second Quarter 2016 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q2 16	Q1 16	Total 2015	Q4 15	Q3 15	Q2 15	Q1 15

Revenues
Bell Wireless	3,428	1,735	1,693	6,876	1,770	1,772	1,697	1,637
Bell Wireline	5,962	2,979	2,983	12,258	3,161	3,028	3,042	3,027
Bell Media	1,520	779	741	2,974	816	692	740	726
Inter-segment eliminations	(300)	(153)	(147)	(594)	(144)	(147)	(153)	(150)
Total	10,610	5,340	5,270	21,514	5,603	5,345	5,326	5,240

Operating costs
Bell Wireless	(1,895)	(963)	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Bell Wireline	(3,432)	(1,706)	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Bell Media	(1,152)	(556)	(596)	(2,251)	(632)	(509)	(525)	(585)
Inter-segment eliminations	300	153	147	594	144	147	153	150
Total	(6,179)	(3,072)	(3,107)	(12,963)	(3,530)	(3,158)	(3,129)	(3,146)

Adjusted EBITDA
Bell Wireless	1,533	772	761	2,828	641	758	717	712
Margin	44.7%	44.5%	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Bell Wireline	2,530	1,273	1,257	5,000	1,248	1,246	1,265	1,241
Margin	42.4%	42.7%	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Bell Media	368	223	145	723	184	183	215	141
Margin	24.2%	28.6%	19.6%	24.3%	22.5%	26.4%	29.1%	19.4%
Total	4,431	2,268	2,163	8,551	2,073	2,187	2,197	2,094
Margin	41.8%	42.5%	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%

Capital expenditures
Bell Wireless	345	183	162	716	193	184	188	151
Capital intensity	10.1%	10.5%	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Bell Wireline	1,402	733	669	2,809	741	716	696	656
Capital intensity	23.5%	24.6%	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
Bell Media	55	34	21	101	24	27	30	20
Capital intensity	3.6%	4.4%	2.8%	3.4%	2.9%	3.9%	4.1%	2.8%
Total	1,802	950	852	3,626	958	927	914	827
Capital intensity	17.0%	17.8%	16.2%	16.9%	17.1%	17.3%	17.2%	15.8%

BCE Supplementary Financial Information - Second Quarter 2016 Page 5

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2016	Q2 2015	% change		YTD 2016	YTD 2015	% change
Bell Wireless
Revenues
Service	1,610	1,539	4.6%		3,189	3,039	4.9%
Product	114	149	(23.5%)		218	276	(21.0%)
Total external Bell Wireless revenues	1,724	1,688	2.1%		3,407	3,315	2.8%
Inter-segment	11	9	22.2%		21	19	10.5%
Total Bell Wireless operating revenues	1,735	1,697	2.2%		3,428	3,334	2.8%
Operating costs	(963)	(980)	1.7%		(1,895)	(1,905)	0.5%
Adjusted EBITDA	772	717	7.7%		1,533	1,429	7.3%
Adjusted EBITDA margin (Total revenues)	44.5%	42.3%	2.2	pts	44.7%	42.9%	1.8	pts
Adjusted EBITDA margin (Service revenues)	48.0%	46.6%	1.4	pts	48.1%	47.0%	1.1	pts
Capital expenditures	183	188	2.7%		345	339	(1.8%)
Capital intensity	10.5%	11.1%	0.6	pts	10.1%	10.2%	0.1	pts
Wireless gross activations	379,233	384,973	(1.5%)		710,856	726,333	(2.1%)
Postpaid	316,977	317,809	(0.3%)		592,392	596,793	(0.7%)
Wireless net activations	44,730	22,110	102.3%		34,862	6,196	462.7%
Postpaid	69,848	61,033	14.4%		95,653	96,406	(0.8%)
Wireless subscribers end of period (EOP)	8,280,693	8,124,824	1.9%		8,280,693	8,124,824	1.9%
Postpaid	7,471,069	7,206,453	3.7%		7,471,069	7,206,453	3.7%
Average revenue per user (3) (ARPU)($/month)	64.32	62.48	2.9%		63.67	61.66	3.3%
Churn (%) (3) (average per month)	1.35%	1.49%	0.14	pts	1.37%	1.48%	0.11	pts
Prepaid	3.21%	3.48%	0.27	pts	3.32%	3.54%	0.22	pts
Postpaid	1.15%	1.23%	0.08	pts	1.15%	1.21%	0.06	pts
Cost of acquisition (COA) (3) ($/subscriber)	478	434	(10.1%)		485	442	(9.7%)

BCE Supplementary Financial Information - Second Quarter 2016 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireless
Revenues
Service	3,189	1,610	1,579	6,246	1,588	1,619	1,539	1,500
Product	218	114	104	590	171	143	149	127
Total external Bell Wireless revenues	3,407	1,724	1,683	6,836	1,759	1,762	1,688	1,627
Inter-segment	21	11	10	40	11	10	9	10
Total Bell Wireless operating revenues	3,428	1,735	1,693	6,876	1,770	1,772	1,697	1,637
Operating costs	(1,895)	(963)	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Adjusted EBITDA	1,533	772	761	2,828	641	758	717	712
Adjusted EBITDA margin (Total revenues)	44.7%	44.5%	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Adjusted EBITDA margin (Service revenues)	48.1%	48.0%	48.2%	45.3%	40.4%	46.8%	46.6%	47.5%
Capital expenditures	345	183	162	716	193	184	188	151
Capital intensity	10.1%	10.5%	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Wireless gross activations	710,856	379,233	331,623	1,600,147	449,650	424,164	384,973	341,360
Postpaid	592,392	316,977	275,415	1,338,141	387,696	353,652	317,809	278,984
Wireless net activations	34,862	44,730	(9,868)	127,203	62,464	58,543	22,110	(15,914)
Postpaid	95,653	69,848	25,805	265,369	91,308	77,655	61,033	35,373
Wireless subscribers EOP	8,280,693	8,280,693	8,235,963	8,245,831	8,245,831	8,183,367	8,124,824	8,102,714
Postpaid	7,471,069	7,471,069	7,401,221	7,375,416	7,375,416	7,284,108	7,206,453	7,145,420
ARPU ($/month)	63.67	64.32	63.02	63.09	63.67	65.34	62.48	60.83
Churn (%)(average per month)	1.37%	1.35%	1.38%	1.51%	1.57%	1.49%	1.49%	1.47%
Prepaid	3.32%	3.21%	3.42%	3.32%	3.19%	2.98%	3.48%	3.60%
Postpaid	1.15%	1.15%	1.15%	1.28%	1.38%	1.31%	1.23%	1.18%
COA ($/subscriber)	485	478	494	467	525	446	434	452

BCE Supplementary Financial Information - Second Quarter 2016 Page 7

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2016	Q2 2015	% change		YTD 2016	YTD 2015	% change
Bell Wireline
Data	1,807	1,774	1.9%		3,601	3,531	2.0%
Local & access	781	827	(5.6%)		1,570	1,651	(4.9%)
Long distance	183	207	(11.6%)		374	420	(11.0%)
Equipment & other	167	174	(4.0%)		335	347	(3.5%)
Total external revenues	2,938	2,982	(1.5%)		5,880	5,949	(1.2%)
Inter-segment revenues	41	60	(31.7%)		82	120	(31.7%)
Total Bell Wireline operating revenues	2,979	3,042	(2.1%)		5,962	6,069	(1.8%)
Operating costs	(1,706)	(1,777)	4.0%		(3,432)	(3,563)	3.7%
Adjusted EBITDA	1,273	1,265	0.6%		2,530	2,506	1.0%
Adjusted EBITDA margin	42.7%	41.6%	1.1	pts	42.4%	41.3%	1.1	pts
Capital expenditures	733	696	(5.3%)		1,402	1,352	(3.7%)
Capital intensity	24.6%	22.9%	(1.7	) pts	23.5%	22.3%	(1.2	) pts
High-speed Internet
High-speed Internet net activations	7,539	18,606	(59.5%)		27,322	58,256	(53.1%)
High-speed Internet subscribers EOP (A)	3,418,785	3,316,351	3.1%		3,418,785	3,316,351	3.1%
TV
Net subscriber activations	2,101	16,690	(87.4%)		12,100	43,680	(72.3%)
Internet protocol television (IPTV)	35,255	50,466	(30.1%)		82,995	111,329	(25.5%)
Total subscribers EOP	2,750,596	2,674,796	2.8%		2,750,596	2,674,796	2.8%
IPTV	1,265,786	1,040,791	21.6%		1,265,786	1,040,791	21.6%
Local
Network access services (NAS)
Residential	3,397,711	3,670,167	(7.4%)		3,397,711	3,670,167	(7.4%)
Business (A)	3,078,972	3,233,485	(4.8%)		3,078,972	3,233,485	(4.8%)
Total (A)	6,476,683	6,903,652	(6.2%)		6,476,683	6,903,652	(6.2%)
NAS net losses
Residential	(68,593)	(75,819)	9.5%		(136,021)	(141,689)	4.0%
Business	(20,232)	(37,690)	46.3%		(60,436)	(81,759)	26.1%
Total	(88,825)	(113,509)	21.7%		(196,457)	(223,448)	12.1%

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Supplementary Financial Information - Second Quarter 2016 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireline
Data	3,601	1,807	1,794	7,163	1,862	1,770	1,774	1,757
Local & access	1,570	781	789	3,271	802	818	827	824
Long distance	374	183	191	831	204	207	207	213
Equipment & other	335	167	168	778	250	181	174	173
Total external revenues	5,880	2,938	2,942	12,043	3,118	2,976	2,982	2,967
Inter-segment revenues	82	41	41	215	43	52	60	60
Total Bell Wireline operating revenues	5,962	2,979	2,983	12,258	3,161	3,028	3,042	3,027
Operating costs	(3,432)	(1,706)	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Adjusted EBITDA	2,530	1,273	1,257	5,000	1,248	1,246	1,265	1,241
Adjusted EBITDA margin	42.4%	42.7%	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Capital expenditures	1,402	733	669	2,809	741	716	696	656
Capital intensity	23.5%	24.6%	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
High-speed Internet
High-speed Internet net activations	27,322	7,539	19,783	155,052	38,908	57,888	18,606	39,650
High-speed Internet subscribers EOP (A)	3,418,785	3,418,785	3,411,246	3,413,147	3,413,147	3,374,239	3,316,351	3,297,745
TV
Net subscriber activations	12,100	2,101	9,999	107,380	37,786	25,914	16,690	26,990
IPTV	82,995	35,255	47,740	253,329	74,092	67,908	50,466	60,863
Total subscribers EOP	2,750,596	2,750,596	2,748,495	2,738,496	2,738,496	2,700,710	2,674,796	2,658,106
IPTV	1,265,786	1,265,786	1,230,531	1,182,791	1,182,791	1,108,699	1,040,791	990,325
Local
NAS
Residential	3,397,711	3,397,711	3,466,304	3,533,732	3,533,732	3,591,813	3,670,167	3,745,986
Business (A)	3,078,972	3,078,972	3,099,204	3,154,934	3,154,934	3,203,763	3,233,485	3,271,175
Total (A)	6,476,683	6,476,683	6,565,508	6,688,666	6,688,666	6,795,576	6,903,652	7,017,161
NAS net losses
Residential	(136,021)	(68,593)	(67,428)	(278,124)	(58,081)	(78,354)	(75,819)	(65,870)
Business	(60,436)	(20,232)	(40,204)	(160,310)	(48,829)	(29,722)	(37,690)	(44,069)
Total	(196,457)	(88,825)	(107,632)	(438,434)	(106,910)	(108,076)	(113,509)	(109,939)

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of Bell Aliant.

BCE Supplementary Financial Information - Second Quarter 2016 Page 9

BCE
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	June 30	March 31	December 31
	2016	2016	2015
Debt due within one year	4,532	4,516	4,895
Long-term debt	15,817	15,837	15,390
Preferred shares - BCE (A)	2,002	2,002	2,002
Cash and cash equivalents	(615)	(423)	(613)
Net debt (2)	21,736	21,932	21,674
Net debt leverage ratio (2)	2.50	2.54	2.53
Adjusted EBITDA /net interest expense ratio (2)	9.09	8.89	8.76

Bell Media Inc. - Proportionate information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q2 2016	Q1 2016	Total 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Proportionate adjusted EBITDA	318	196	122	643	170	161	191	121

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2016	Q2 2015	$ change	% change	YTD 2016	YTD 2015	$ change	% change
Free cash flow (FCF) (2)
Cash from operating activities, excluding acquisition and other costs paid	1,929	1,889	40	2.1%	3,247	2,986	261	8.7%
Capital expenditures	(950)	(914)	(36)	(3.9%)	(1,802)	(1,741)	(61)	(3.5%)
Dividends paid on preferred shares	(35)	(37)	2	5.4%	(71)	(76)	5	6.6%
Dividends paid by subsidiaries to non-controlling interest	(10)	(7)	(3)	(42.9%)	(22)	(7)	(15)	n.m.
FCF	934	931	3	0.3%	1,352	1,162	190	16.4%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q2 2016	Q1 2016	Total 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015
FCF
Cash from operating activities, excluding acquisition and other costs paid	3,247	1,929	1,318	6,566	1,669	1,911	1,889	1,097
Capital expenditures	(1,802)	(950)	(852)	(3,626)	(958)	(927)	(914)	(827)
Dividends paid on preferred shares	(71)	(35)	(36)	(150)	(37)	(37)	(37)	(39)
Dividends paid by subsidiaries to non-controlling interest	(22)	(10)	(12)	(41)	(8)	(26)	(7)	-
Voluntary defined benefit pension plan contribution	-	-	-	250	250	-	-	-
FCF	1,352	934	418	2,999	916	921	931	231

(A)	Net debt includes 50% of preferred shares
n.m. : not meaningful

BCE Supplementary Financial Information - Second Quarter 2016 Page 10

BCE
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	June 30 2016	March 31 2016	December 31 2015
ASSETS
Current assets
Cash	319	102	100
Cash equivalents	296	321	513
Trade and other receivables	2,671	2,817	3,009
Inventory	415	414	416
Prepaid expenses	543	543	393
Other current assets	197	223	377
Total current assets	4,441	4,420	4,808
Non-current assets
Property, plant and equipment	21,719	21,582	21,630
Intangible assets	11,430	11,334	11,176
Deferred tax assets	116	105	89
Investments in associates and joint ventures	1,110	1,105	1,119
Other non-current assets	834	782	794
Goodwill	8,618	8,618	8,377
Total non-current assets	43,827	43,526	43,185
Total assets	48,268	47,946	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,996	4,077	4,287
Interest payable	142	146	148
Dividends payable	606	606	576
Current tax liabilities	122	37	86
Debt due within one year	4,532	4,516	4,895
Total current liabilities	9,398	9,382	9,992
Non-current liabilities
Long-term debt	15,817	15,837	15,390
Deferred tax liabilities	1,570	1,608	1,824
Post-employment benefit obligation	3,307	2,888	2,038
Other non-current liabilities	1,412	1,411	1,420
Total non-current liabilities	22,106	21,744	20,672
Total liabilities	31,504	31,126	30,664
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004
Common shares	18,300	18,251	18,100
Contributed surplus	1,140	1,124	1,150
Accumulated other comprehensive income	48	55	119
Deficit	(7,039)	(6,919)	(6,350)
Total equity attributable to BCE shareholders	16,453	16,515	17,023
Non-controlling interest	311	305	306
Total equity	16,764	16,820	17,329
Total liabilities and equity	48,268	47,946	47,993
Number of common shares outstanding (millions)	869.5	868.6	865.6

BCE Supplementary Financial Information - Second Quarter 2016 Page 11

BCE
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2016	Q2 2015	$ change	YTD 2016	YTD 2015	$ change
Net earnings	830	814	16	1,588	1,397	191
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	57	24	33	99	248	(149)
Depreciation and amortization	869	854	15	1,757	1,693	64
Post-employment benefit plans cost	77	96	(19)	145	199	(54)
Net interest expense	215	229	(14)	433	452	(19)
Losses (gains) on investments	2	(94)	96	(14)	(92)	78
Income taxes	315	290	25	574	465	109
Contributions to post-employment benefit plans	(80)	(92)	12	(170)	(173)	3
Payments under other post-employment benefit plans	(19)	(18)	(1)	(38)	(38)	-
Severance and other costs paid	(61)	(52)	(9)	(147)	(101)	(46)
Interest paid	(221)	(230)	9	(442)	(457)	15
Income taxes paid (net of refunds)	(102)	(119)	17	(340)	(452)	112
Acquisition and other costs paid	(39)	(48)	9	(67)	(100)	33
Net change in operating assets and liabilities	47	187	(140)	(198)	(155)	(43)
Cash flows from operating activities	1,890	1,841	49	3,180	2,886	294
Capital expenditures	(950)	(914)	(36)	(1,802)	(1,741)	(61)
Cash dividends paid on preferred shares	(35)	(37)	2	(71)	(76)	5
Cash dividends paid by subsidiaries to non-controlling interest	(10)	(7)	(3)	(22)	(7)	(15)
Acquisition and other costs paid	39	48	(9)	67	100	(33)
Free cash flow	934	931	3	1,352	1,162	190
Business acquisitions	(1)	(284)	283	(246)	(284)	38
Acquisition and other costs paid	(39)	(48)	9	(67)	(100)	33
Business dispositions	2	407	(405)	18	407	(389)
Acquisition of spectrum licences	(1)	(429)	428	(1)	(529)	528
Other investing activities	(14)	(7)	(7)	21	(2)	23
Increase (decrease) in notes payable and bank advances	173	(574)	747	898	117	781
Increase in securitized trade receivables	-	315	(315)	-	315	(315)
Issue of long-term debt	-	-	-	747	502	245
Repayment of long-term debt	(270)	(723)	453	(1,580)	(869)	(711)
Issue of common shares	19	19	-	92	57	35
Repurchase of shares for settlement of share-based payments	(11)	(13)	2	(79)	(86)	7
Cash dividends paid on common shares	(592)	(547)	(45)	(1,118)	(1,066)	(52)
Other financing activities	(8)	(3)	(5)	(35)	(21)	(14)
	(742)	(1,887)	1,145	(1,350)	(1,559)	209
Net increase (decrease) in cash and cash equivalents	192	(956)	1,148	2	(397)	399
Cash and cash equivalents at beginning of period	423	1,125	(702)	613	566	47
Cash and cash equivalents at end of period	615	169	446	615	169	446

BCE Supplementary Financial Information - Second Quarter 2016 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2016	Q2 16	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Net earnings	1,588	830	758	2,730	542	791	814	583
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	99	57	42	446	152	46	24	224
Depreciation and amortization	1,757	869	888	3,420	867	860	854	839
Post-employment benefit plans cost	145	77	68	391	96	96	96	103
Net interest expense	433	215	218	900	223	225	229	223
(Gains) losses on investments	(14)	2	(16)	(72)	1	19	(94)	2
Income taxes	574	315	259	924	188	271	290	175
Contributions to post-employment benefit plans	(170)	(80)	(90)	(566)	(317)	(76)	(92)	(81)
Payments under other post-employment benefit plans	(38)	(19)	(19)	(75)	(19)	(18)	(18)	(20)
Severance and other costs paid	(147)	(61)	(86)	(190)	(44)	(45)	(52)	(49)
Interest paid	(442)	(221)	(221)	(911)	(229)	(225)	(230)	(227)
Income taxes paid (net of refunds)	(340)	(102)	(238)	(672)	(154)	(66)	(119)	(333)
Acquisition and other costs paid	(67)	(39)	(28)	(292)	(159)	(33)	(48)	(52)
Net change in operating assets and liabilities	(198)	47	(245)	241	363	33	187	(342)
Cash flows from operating activities	3,180	1,890	1,290	6,274	1,510	1,878	1,841	1,045
Capital expenditures	(1,802)	(950)	(852)	(3,626)	(958)	(927)	(914)	(827)
Cash dividends paid on preferred shares	(71)	(35)	(36)	(150)	(37)	(37)	(37)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(22)	(10)	(12)	(41)	(8)	(26)	(7)	-
Acquisition and other costs paid	67	39	28	292	159	33	48	52
Voluntary defined benefit pension plan contribution	-	-	-	250	250	-	-	-
Free cash flow	1,352	934	418	2,999	916	921	931	231
Business acquisitions	(246)	(1)	(245)	(311)	(25)	(2)	(284)	-
Acquisition and other costs paid	(67)	(39)	(28)	(292)	(159)	(33)	(48)	(52)
Voluntary defined benefit pension plan contribution	-	-	-	(250)	(250)	-	-	-
Business dispositions	18	2	16	409	-	2	407	-
Acquisition of spectrum licences	(1)	(1)	-	(535)	(1)	(5)	(429)	(100)
Other investing activities	21	(14)	35	(51)	(36)	(13)	(7)	5
Increase (decrease) in notes payable and bank advances	898	173	725	76	(596)	555	(574)	691
Increase (reduction) in securitized trade receivables	-	-	-	10	-	(305)	315	-
Issue of long-term debt	747	-	747	1,498	996	-	-	502
Repayment of long-term debt	(1,580)	(270)	(1,310)	(2,084)	(1,107)	(108)	(723)	(146)
Issue of common shares	92	19	73	952	888	7	19	38
Common shares issuance cost	-	-	-	(35)	(35)	-	-	-
Repurchase of shares for settlement of share-based payments	(79)	(11)	(68)	(138)	(41)	(11)	(13)	(73)
Cash dividends paid on common shares	(1,118)	(592)	(526)	(2,169)	(552)	(551)	(547)	(519)
Other financing activities	(35)	(8)	(27)	(32)	(7)	(4)	(3)	(18)
	(1,350)	(742)	(608)	(2,952)	(925)	(468)	(1,887)	328
Net increase (decrease) in cash and cash equivalents	2	192	(190)	47	(9)	453	(956)	559
Cash and cash equivalents at beginning of period	613	423	613	566	622	169	1,125	566
Cash and cash equivalents at end of period	615	615	423	613	613	622	169	1,125

BCE Supplementary Financial Information - Second Quarter 2016 Page 13

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

(2)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

BCE Supplementary Financial Information - Second Quarter 2016 Page 14

Accompanying Notes

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

BCE Supplementary Financial Information - Second Quarter 2016 Page 15

Accompanying Notes

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows and 50% of declared preferred share dividends as shown in our income statements.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

BCE Supplementary Financial Information - Second Quarter 2016 Page 16